March 29, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Brad Skinner
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Rocky Mountain Chocolate Factory, Inc.
Form 10-K for the Fiscal Year ended February 29, 2012
Filed May 24, 2012
Form 10-Q for the Fiscal Quarter ended November 30, 2012
Filed January 14, 2013
File No. 000-14749

Dear Mr. Skinner:

Rocky Mountain Chocolate Factory, Inc. (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 15, 2013 relating to the above-referenced Form 10-K for the fiscal year ended February 29, 2012 and the above-referenced Form 10-Q for the fiscal quarter ended November 30, 2012.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the Fiscal Year ended February 29, 2012

Financial Statements, page 30

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, page 36

Cash Equivalents, page 36

1.
We note you consider all highly liquid instruments purchased with an original maturity of six months or less to be cash equivalents.  Please identify the types of investments you have classified as cash equivalents that have original maturities greater than three months, and explain how you concluded these instruments have the characteristics set forth in FASB ASC section 230-10-20 to be considered cash equivalents.

Mr. Brad Skinner
March 29, 2013

Response:  The significant portion of our cash and cash equivalents are held in a money market account.  From time to time, the Company will deposit funds in certificates of deposit.  Investments classified as cash equivalents at February 29, 2012 are a certificate of deposit of $108,000 with a remaining maturity of two months.  The original maturity was six months and allowed for early termination with minimal penalty.  In accordance with FASB ASC section 230-10-20, the Company believes that since the certificates of deposit in which it invests allow for early termination with minimal penalty, the certificates of deposit meet the criteria of being “readily convertible to known amounts of cash.”  In addition, the Company has determined that certificates of deposit with maturities of six months or less, taking into account the ability to terminate the deposits early with minimal penalty and the fact that interest rates have not changed substantially over the past couple years, are “so near their maturity that they present insignificant risk of changes in value because of changes in interest rates,” and are therefore, qualify as cash equivalents.

Inventories, page 37

2.
We note you state inventories at the lower of cost or market.  Please explain how the application of this accounting policy has resulted in the consistent recognition of a loss of $60,000 for all financial statement periods presented.

Response:  Based on historical reviews of actual differences between cost and market of its inventories, the Company recognizes a quarterly expense of $15,000 for expected differences between cost and market.  The Company periodically reviews the inventory reserve to determine its adequacy.  During each period presented in the Company’s consolidated financial statements filed with the Commission, the quarterly inventory expense was deemed appropriate by the Company to account for the difference between cost and market.

Sales, page 37

3.
We note you recognize sales of products to franchisees at the time of delivery.  With a view towards the guidance in FASB ASC paragraph 952-605-25-14, please address within your accounting policy how you price the products sold to the franchisees.

Response:  The Company has reviewed the guidance in FASB ASC paragraph 952-605-25-14 and does not believe the guidance is applicable to its accounting policy on revenue recognition of its sales to franchisees because the Company does not offer the right to franchisees to make bargain purchases of equipment or supplies.  However, in future filings, the Company will amend its disclosure of its accounting policy to clarify that sales of products to franchisees and other customers are made a standard prices, without any bargain sales of equipment or supplies.

Mr. Brad Skinner
March 29, 2013

4.
Please tell us about and disclose any price protection, product return or similar rights you offer your customers.  Additionally, explain to us how any such rights are reflected in your revenue recognition policies.

Response:  The Company does not offer any price protection, product return or similar rights to its customers or franchisees, and therefore, does not reflect any such rights in its revenue recognition policies.  The Company does estimate and record an allowance for returns and claims of defective product, however, such allowance is immaterial.

Franchise and Royalty Fees, page 38

5.
We note you recognize initial franchise fees upon opening of the franchise store.  Please confirm at the time the franchise store is opened you have substantially performed and satisfied all material services and conditions related to the sale.  Within your response, please address how you have met all the conditions set forth in FASB ASC section 952-605-25 at the time the franchise store is opened.  Additionally, describe all material services or conditions relating to the sale and explain how you determine when they have been substantially completed.  In this regard, we note that on page 10 you discuss the training and support you provide to franchisees.  Tell us whether portions of the initial franchise fee relate to these services or rather fees for such services are built in to the ongoing fees charged to franchisees.

Response: As consideration for the initial franchise fee, the Company agrees to provide the following documents or services to franchisees prior to or upon the opening of a franchise store as set forth in the applicable franchise agreement: (i) advice regarding the required conversion, design and decoration of the new franchise store, including specifications regarding signs, decor, furniture, fixtures and equipment; (ii) advice regarding the selection of suppliers of equipment, furniture, fixtures, supplies and product for the new franchise store, with the Company determining the initial purchase of inventory for the new franchise store; (iii) a list of approved suppliers and if available, a description of any national or central purchase and supply agreement that approved suppliers offer for the benefit of franchisees; (iv) train the franchisee in Durango, Colorado or at another location designated by the Company; (v) one copy of the Operations Manual; and (vi) on-site opening assistance for up to five days for new franchise stores and up to two days if a franchisee purchases an existing store.    The provisions of FASB ASC section 952-605-25 have been met upon completing the items set forth above because (i) there is no obligation under the franchise agreement to refund cash, (ii) all of the services required under the franchise agreement have been completed; and (iii) no other material condition or obligation exists with respect to the determination of whether substantial performance exists. The Company confirms that initial franchise fees are recognized only when the above services are completely delivered in accordance with FASB ASC 952-605-25. No portion of the initial franchise fee relates to ongoing training and support provided to the franchisees.

Mr. Brad Skinner
March 29, 2013

Form 10-Q for the Fiscal Quarter ended November 30, 2012

Financial Statements, page 3

Note 1 - Nature of Operations and Basis of Presentation, page 6

Subsequent Events, page 7

6.
We note the series of transactions that occurred on January 14, 2013 that resulted in you obtaining a 60% controlling interest in U-Swirl, Inc.  Please tell us how you intend to account for the interest in U-Swirl, Inc. in your financial statements as of and for the fiscal year ended February 28, 2013.

Response: The Company is currently finalizing the appropriate accounting treatment for its interest in U-Swirl, Inc.  The Company currently anticipates consolidating U-Swirl, Inc. into its consolidated financial statements for the fiscal year ended February 28, 2013 from the date of acquisition to the end of the fiscal year.

* * * *

 In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (970) 259-0554. Thank you again for your time and consideration.

Respectfully submitted,

/s/ Bryan J. Merryman
Bryan J. Merryman
Chief Financial Officer